UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15[d] OF THE SECURITIES EXCHANGE ACT OF
     1934

                  For the fiscal year ended: December 31, 1999

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15[d] OF THE SECURITIES EXCHANGE ACT OF 1934

              For transition period from __________ to ___________

                         Commission file number 1-13648

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Balchem Corporation 401(k)/Profit Sharing Plan

   B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Balchem Corporation
                                   PO Box 175
                              Slate Hill, NY 10973

                              REQUIRED INFORMATION

Financial Statements:

4. In lieu of requirements of Items 1-3, audited statements and schedules prepared in accordance with the requirements of ERISA for the plan's fiscal year ended December 31, 1999 are presented herein.

Exhibits:

23. Consent of KPMG LLP, independent auditors

                               Balchem Corporation
                          401(k) / Profit Sharing Plan

                              Financial Statements
                           and Supplemental Schedules

                          Year ended December 31, 1999


                                    CONTENTS


Independent Auditors Report                                            1

Financial Statements:

     Statements of Net Assets Available for Plan Benefits
     as of December 31, 1999 and 1998.                                 2

     Statements of Changes in Net Assets Available for Plan
     Benefits for the years ended December 31, 1999 and 1998.          3

Notes to Financial Statements                                          4

Supplemental Schedule:

Line 4(I) / Schedule H Part IV - Schedule of Assets Held for
       Investment Purposes.                                            9

Signatures                                                            10

                          Independent Auditors' Report


Plan Administrator
Balchem Corporation 401(k)/Profit Sharing Plan:


We have audited the accompanying statements of net assets available for plan benefits of Balchem Corporation 401(k)/Profit Sharing Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                  /s/ KPMG LLP

June 19, 2000
Short Hills, New Jersey

                               Balchem Corporation
                           401(k)/Profit Sharing Plan

              Statements of Net Assets Available for Plan Benefits
                           December 31, 1999 and 1998


                                              1999              1998
                                        ---------------   ---------------
 ASSETS

 Investments                              $ 4,665,661       $ 3,896,155

 Receivables:
    Employer's contribution                   195,084           187,653
    Participants' contributions                31,167            31,691
    Interest                                      904               627
                                        ---------------   ---------------
 TOTAL ASSETS                             $ 4,892,816       $ 4,116,126
                                        ===============   ===============

See accompanying notes to financial statements

                               Balchem Corporation
                           401(k)/Profit Sharing Plan

         Statements of Changes in Net Assets Available for Plan Benefits



                                            Year Ended           Year Ended
                                        December 31, 1999    December 31, 1998
                                        -----------------    -----------------
 Additions:
   Investment income:
     Interest                             $    37,755          $    34,041
     Dividends                                 58,592              179,645
     Net appreciation
      in fair value of investments            293,362              143,537
   Transfers in from former money
     purchase plan                                 --            1,045,199
                                       -----------------    -----------------
                                              389,709            1,402,422
                                       -----------------    -----------------

   Contributions:
    Participants                              494,672              546,676
    Employer                                  292,982              350,060
                                       -----------------    -----------------
                                              787,654              896,736
                                       -----------------    -----------------

 Total additions                            1,177,362            2,299,158

 Deductions:
   Benefits paid to participants             (399,337)            (611,022)
   Fees                                        (1,335)                (900)
                                       -----------------    -----------------
 Total Deductions                            (400,672)            (611,922)
                                       -----------------    -----------------
 Net increase in net
   assets available for plan benefits         776,690            1,687,236

 Net assets available for plan
  benefits at beginning of year             4,116,126            2,428,890

 Net assets available for plan         -----------------    -----------------
  benefits at end of year                 $ 4,892,816          $ 4,116,126
                                       =================    =================


See accompanying notes to financial statements.

                               Balchem Corporation
                           401(k)/Profit Sharing Plan
                          Notes to Financial Statements
                                December 31, 1999


NOTE 1 - DESCRIPTION OF THE PLAN
--------------------------------

The following description of the Balchem Corporation 401(k)/Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions. Effective January 1, 1998, Balchem Corporation (the "Company") amended and restated its Employees 401(k) Savings Plan, to provide supplemental retirement benefits exclusively for employees of the Company. The Balchem Corporation Employees Money Purchase Pension Plan and the 401 (k) Savings Plan were combined into a single plan named Balchem Corporation 401(k)/Profit Sharing Plan. Assets of the Employees Money Purchase Pension Plan were merged into the new enhanced 401(k)/profit sharing plan.

General
-------

The Plan is a participant directed, defined contribution plan covering all active employees of Balchem Corporation (the "Company") who have sixty days of service and are 18 years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Company pays administrative and record-keeping fees for the Plan. Plan participants are required to pay fees for participant loans and certain brokerage fees for transactions pertaining to investments in Balchem Corporation Common Stock.

Contributions
-------------

Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined. Such amounts may be limited by the maximum amounts allowed under Internal Revenue Service regulations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The employer matching contributions equal 35 percent of each participant's elected contribution up to $3,500, and the Company may make discretionary Company profit sharing contributions. Matching contributions are made in Company stock on a monthly basis based upon the closing price of the stock on the last trading day of each month and are subject to the vesting schedule described below. There were discretionary Company profit sharing contributions made in January, 2000 and 1999 for the 1999 and 1998 plan years totaling $185,649 and $177,926, included in employers' contribution receivable as of December 31, 1999 and 1998, respectively.

Participant Accounts
--------------------

Each participant's account is credited with the participant's contribution and allocations of the Company's matching contributions and plan earnings or losses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
-------

Participants are 100% vested in their contributions plus actual earnings or losses thereon. Vesting in the Company contribution portion of their accounts plus actual earnings or losses thereon is based on years of continuous service as defined. A participant becomes 100 percent vested after two years of credited service.

Investment Options
------------------

Upon enrollment in the Plan, participants may direct employee contributions to any of the following options:

     Chase Vista U.S. Treasury Securities Money Market Fund - Funds are invested
     ------------------------------------------------------
     solely in direct debt securities of the U.S. Treasury, including Treasury bills, bonds and notes. The fund aims to provide the highest possible level of current income while still maintaining liquidity and providing maximum safety of principal.

     Fidelity Advisor Growth Opportunities Fund - Seeks long-term growth through
     ------------------------------------------
     a core investment in traditional growth stocks - companies with above average growth in sales or earnings - plus other opportunities such as special situations, debt securities and cyclicals.

     Fidelity Advisor Balanced Fund - Seeks income and capital growth utilizing
     ------------------------------
     a balanced approach to provide the best possible total return from income-producing securities. Investments include U.S. Treasury issues, corporate bonds, foreign investments, convertible securities and stocks.

     Fidelity Advisor High Yield Fund - Seeks a combination of a high level of
     --------------------------------
     income and the potential for gains. Investments focus on mature companies that are poised for dramatic growth and "turnaround" companies that are expected to return to favor in the marketplace. Bonds are evaluated on the basis of their potential for total return, including high interest and growth of capital investment.

     Fidelity Advisor Overseas Fund - Seeks growth of capital primarily through
     ------------------------------
     investments in foreign securities. The fund normally diversifies its investments across equity securities of issuers located in different countries and regions. The fund may also invest up to 35% of its assets in any type of debt securities.

     Balchem Corporation Common Stock  - Contributions may be invested in
     --------------------------------
     common stock of Balchem Corporation. Investments in this fund are limited to 10% of a participant's contribution.

Participants may change their investment options quarterly.

Participant Loans
-----------------

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balances. Loan terms extend up to five years or in excess of five years for the purchase of a primary residence. The loans are secured by the balance in the participants' accounts and bear interest at the prime rate plus 2%.

Payment of Benefits
-------------------

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability, or retirement, the participant may elect to receive annual installments over a period not to exceed the participant's lifetime, or the joint lifetime of the participant and the participant's spouse, or an annuity contract.

Forfeited Accounts
------------------

Forfeited balances of terminated participants' nonvested accounts are allocated to all active participant accounts as of the last day of the plan year. Forfeited nonvested accounts totaled $1,712 and $1,294 at December 31, 1999 and 1998, respectively.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES
---------------------------------------

Basis of Accounting
-------------------

The financial statements of the Plan are presented on the accrual basis of accounting.

Risks and Uncertainties
-----------------------

The assets of the Plan at December 31, 1999 and 1998 are primarily financial instruments which are monetary in nature. Accordingly, interest rates and market fluctuations have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index.

The investments are subject to risk conditions of the individual investments' objectives, the stock market, interest rates, economic conditions and world affairs.

Investment Valuation and Income Recognition
-------------------------------------------

Investment securities held in the Plan's funds are stated at fair value determined from publicly quoted market prices. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


Use of Estimates
----------------

The preparation of the financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that could affect the reported amounts of net assets at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.


NOTE 3 - INVESTMENTS
--------------------

Investments at December 31, 1999 and 1998 consisted of:

----------------------------------------------------------
                                  1999            1998
----------------------------------------------------------
Cash equivalents           $     672,854   $      606,033
 Mutual funds                  3,486,279        3,070,663
 Common stock                    349,139          101,442
 Participant loans               157,389          118,017
----------------------------------------------------------
                           $   4,665,661   $   $3,896,155
==========================================================

The following represents investments that represent 5% or more of the Plan's net assets:


================================================================================
                                                            1999         1998
--------------------------------------------------------------------------------
Chase Vista U.S. Treasury Securities Money Market Fund  $  672,310  $   604,963
Fidelity Advisor High Yield Fund                           418,917      421,725
Fidelity Advisor Balanced Fund                             459,243      435,281
Fidelity Advisor Growth Opportunities Fund               2,110,986    1,946,553
Fidelity Advisor Overseas Fund                             497,133      267,104
Balchem Corporation Common Stock                           349,139      102,512
================================================================================

During the years ended December 31, 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

======================================================
                             1999              1998
------------------------------------------------------

Mutual funds            $    199,118     $    243,186
------------            ------------     ------------
Common stock                  94,244          (99,649)
------------                  ------          -------

                        $    293,362     $    143,537
                        ------------     ------------



NOTE 4 - PLAN TERMINATION
-------------------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

NOTE 5 - INCOME TAX STATUS
--------------------------

The Plan has received a favorable determination letter dated March 26, 1999 from the Internal Revenue Service ruling that it is a qualified plan pursuant to the appropriate section of the Internal Revenue Code ("IRC") and, accordingly, the earnings of the underlying trust of the Plan are not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 - WITHDRAWN PARTICIPANTS
-------------------------------

Amounts allocated to participants who are no longer employed with the Company but have not elected to withdraw from the Plan were $960,135 and $820,716 at December 31, 1999 and 1998, respectively.

                         Balchem Corporation
                      401(k)/Profit Sharing Plan

                          December 31, 1999

Line 4(I)/ Schedule H Part IV - Schedule of Assets Held for Investment Purposes

                                                                   Cost               Market Value
                                                            -------------------    ------------------

 Chase Vista U.S. Treasury Securities Money Market Fund            672,310               672,310

 Fidelity Advisor High Yield Fund                                  434,009               418,917

 Fidelity Advisor Balanced Fund                                    490,519               459,243

 Fidelity Advisor Growth Opportunities Fund                      2,418,662             2,110,986

 Fidelity Advisor Overseas Fund                                    424,850               497,133

 Cash                                                                  544                   544

 Balchem Corporation Common Stock                                  296,581               349,139

 Participant Loans                                                       -               157,389
                                                            -------------------    ------------------
 Total                                                        $  4,737,475          $  4,665,661
                                                            ===================    ==================

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 28, 2000                     BALCHEM CORPORATION
                                        401(k)/Profit Sharing Plan

                                        By:   Balchem Corporation,
                                              Plan Administrator

                                        By: /s/ Dino A. Rossi
                                            -----------------------------
                                                Dino A. Rossi, President,
                                                Chief Executive Officer

                                  EXHIBIT INDEX



Exhibit No.         Exhibit Description
-----------         -------------------

   23               Consent of KPMG LLP